101 California Street San Francisco, CA 94111-5802 T: +1 (415) 591-1000 F: +1 (415) 591-1400 www.winston.com

JAMES E. TOPINKA

Partner

(415) 591-1519

jtopinka@winston.com

April 10, 2012

VIA EMAIL

Mr. Russell Mancuso

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     OPTi Inc.

 Amendment No. 5 to Preliminary Consent Solicitation Statement on

 Schedule 14A Filed April 10, 2012

 File No. 000-21422

Dear Mr. Mancuso:

Based on our telephone conversation this morning, OPTi Inc. (the “Company”) has amended its preliminary Consent Solicitation Statement (the “Statement”) and has filed Amendment No. 5 together with the required acknowledgment letter from the Company.

Please see the expanded disclosure on page 9 of the filed Statement concerning the unrelated public company.

Please advise me whether this resolves all pending comments so we can proceed to finalize the Statement for distribution to the Company’s shareholders. Thank you.

Sincerely,

/s/ James E. Topinka

cc:      Ms. Allicia Lam, Securities and Exchange Commission (By Email)

 Mr. Michael Mazzoni, OPTi Inc. (By Email)

BEIJING CHARLOTTE CHICAGO GENEVA HONG KONG HOUSTON LONDON LOS ANGELES MOSCOW NEW YORK NEWARK PARIS SAN FRANCISCO SHANGHAI WASHINGTON, D.C.

SF:331479.1